Salon Media Group, Inc.
101 Spear Street, Suite 203
San Francisco, CA 94105
415-645-9200
Fax 415-645-9202

November 6, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Salon Media Group, Inc.
Form 10-K for the year ended March 31, 2009
Filed June 29, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Filed August 14, 2009
File No. 000-26395

Dear Mr. Spirgel:

This letter sets forth responses of Salon Media Group, Inc. (the “Company”) to your comments relating to the Company’s Annual Report on Form 10-K for the year ended March 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 contained in your letter dated October 5, 2009.  For your convenience, each of the staff’s comments in your letter is repeated in bold italicized text below and is followed by the Company’s response.

Form 10-K for the year ended March 31, 2009

Cover Page

1.	We note that your cover page refers to the incorrect fiscal year for your annual report. In your amended filing, please clarify that the 10-K is for the year ended March 31, 2009.

We will correct the date in our amended filing.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 31

2.
We note from your subsequent 10-Q filing that you began to implement “various cost-cutting initiatives in the quarter ended September 30, 2008.” Given that these cost-cutting measures were implemented during your 2009 fiscal year, please advise as to why you have not discussed these initiatives in your 10-k and revise your 10-K to include such a discussion.

We  will add the following language on page 28 in Item 7. under the caption ”Separation Expenses.”  “In addition, the Company incurred approximately $35,000 of severance expenses associated with the layoffs of nine employees during the second half of fiscal 2009.”

These costs did not have a material impact on our liquidity for the full year, and thus mention of same was omitted from the liquidity discussion.

Item 11 Executive Compensation, page 69

3.
We note that you have included compensation information for your named executive officers for only 2009. Revise this table to disclose compensation information for each of the last two completed fiscal years.  See Item 402(n)(1) of Regulation S-K.

We will include the following revised table to include compensation information for each of the last two completed fiscal years in our amended filing.

ITEM 11.  Executive Compensation

Executive Compensation

The following table shows, for the fiscal years ended March 31, 2008 and March 31, 2009, the compensation of Salon’s (i) principal executive officer; (ii) principal financial officer; and (iii) the three most highly compensated executive officers other than our principal executive officer and principal financial officer who were serving as executive officers during the year ended March 31, 2009, collectively the “Named Executive Officers”:

Summary Compensation Table

					Non-Equity
				Option	Incentive Plan
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards ($) (1)	Compensation ($)	Total ($)
Elizabeth Hambrecht(2)	2009	65,360	-	3,047	33,000	101,407
Former Chief Executive Officer	2008	77,917	-	17,938	-	95,855

Norman Blashka (3)	2009	195,000	-	266,550	-	461,550
Executive Vice President and Chief Financial Officer	2008	50,769	-	15,714	-	66,483

Joan Walsh (4)	2009	219,292	-	272,739	-	492,031
Editor-in-Chief	2008	200,000	-	29,772	-	229,772

Christopher Neimeth (5)	2009	408,571	23,973	471,945	-	904,488
Former Chief Executive Officer	2008	218,419	-	175,868	67,718	462,005

Andreas Droste (6)	2009	166,922	-	32,497	55,000	254,420
Former Senior Vice President Sales and Marketing	2008	-	-	-	-	-

1.
The amounts shown are the compensation costs recognized by Salon in fiscal year 2009 for option and restricted stock awards, as determined pursuant to Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (“SFAS 123R”), excluding any estimates of future forfeitures.  For a discussion of the assumptions used to calculate the value of the option awards, see Note 2 of the Notes to the Consolidated Financial Statements.

2.
Ms. Hambrecht was reappointed Chief Executive Officer in September 2008 and served in this position until replaced by Richard Gingras in May 2009.  Her base annual salary during fiscal 2009 was $130,000.  Her base salary excludes $33,000 earned for consulting services prior to her appointment as CEO.  Ms. Hambrecht continues to serve as a company director and consultant. During fiscal 2008, she served as Chief Executive Officer until September 2007, during which time her annual salary was $170,000.

3.
Mr. Blashka was appointed Executive Vice President and Chief Financial Officer in January 2008 at a base annual salary of $200,000. In January 2009, Mr. Blashka agreed to a temporary 10% salary reduction in return for restricted stock.  Included in option awards in 2009 is an equity grant in lieu of a cash bonus totaling $73,594.

4.
Ms. Walsh continues to serve as Editor-in-Chief.  Her base annual salary during fiscal 2009 was $230,000.  In January 2009, Ms. Walsh agreed to a temporary 10% salary reduction in return for restricted stock. Included in option awards in 2009 is an equity grant in lieu of a cash bonus totaling $73,594.

5.
Mr. Neimeth served as Chief Executive Officer from September 2007 to September 2008 with a base annual salary of $230,000. Mr. Neimeth’s salary amount in 2009 includes payments paid upon his termination totaling $230,000.   Option awards amount in 2009 includes $329,654 in stock compensation expense due to accelerated vesting. Prior to September 2007, Mr. Neimeth served as Senior Vice President – Publisher at a base annual salary of $200,000.  The 2008 non-equity incentive plan compensation amount reflects the amount earned upon attaining targeted revenue goals for the fiscal year.

6.
Mr. Droste served as Senior Vice President  Sales and Marketing from April 2008 to March 2009 at a base annual salary of $180,000.  The salary amount includes payments paid upon his termination totaling $18,000.  The nonequity incentive plan compensation amount reflects commissions paid during the fiscal year.

4.	Please explain the reference to the non-equity incentive plan compensation amount for Mr. Neimeth in footnote 5 on page 70 as this column is blank in the Summary Compensation Table.

We will omit this reference in our amended filing as his additional cash compensation was properly characterized as a bonus.

Potential Payments Upon Termination or Change in Control, page 73

5.	Please revise your discussion to provide definitions for the terms “Good Reason” and “Involuntary Termination”.

We will revise this discussion in our amended filing  to include definitions, as follows:

(2) If Executive’s employment is terminated without cause, or Executive resigns for Good Reason, as defined in the underlying employment, including a material reduction in authority or compensation or a relocation of more than fifty miles, within three (3) months before or twelve (12) months after the closing of a Change in Control, then Executive’s remaining unvested equity awards shall become vested.

Signatures, page 99

6.	Please identify which officer is signing on behalf of the registrant in the capacity of controller or principal accounting officer. See General Instruction D(2)(a) of Form 10K.

We will indicate on the signature page of our amended filing that Mr. Blashka, our chief financial officer, is also our principal accounting officer.

Form 10-K for the year ended March 31, 2009

Item 15. Exhibits
Exhibits 31.1 and 31.2

Form 10-Q for the Quarterly Period Ended June 30, 2009

7.
We note that you have omitted language from the introduction to paragraph 4 and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Please amend your filings to revise your certifications to include the language of paragraph 4 of Item 601(31)(i) of Regulation S-K.  More specifically, revise to refer to “internal control over financial reporting(as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)” immediately following your reference to disclosure controls and procedures in the introduction. In addition, revise to add the missing language from paragraph 4(b)as follows:

“Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”

We will include the appropriate language in the Exhibits to the amended Form 10-K, and in  future quarterly filings.

Furthermore, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 646-400-5602 if you have any questions regarding this letter.

Sincerely,

/s/ Norman M. Blashka

Norman M. Blashka
Executive Vice President and Chief Financial Officer